United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

Press Release

Vale informs on estimates update

Rio de Janeiro, December 2nd, 2019 - Vale S.A. (Vale), informs that it has updated its estimates in an event held today with investors in New York.

Estimated production volumes

	2020E	2021E	2022E	2023E
Iron Ore (Mt)(1)	340 - 355	375 - 395	390 - 400	390 - 400
Copper (kt)	400	430	460	480

Nickel:

•                  Production of 240kt after improvements in the North Atlantic Operations and resumption of Onça Puma 2nd furnace.

•                  Optionality to reach 360kt production in a scenario of 10kt expansion in Sorowako and 110kt of Bahodopi and Pomalaa projects considering full equity in PTVI and associates for Bahodopi and Pomalaa projects.

Estimated costs

Iron Ore: C1(2) cash cost of US$ 15.0/t in 2019 and varying between US$ 13.0/t - US$ 13.5/t in 2024.

Unitary freight costs(3): US$ 18.0/t in 2019 and US$ 16.3/t in 2024.

Estimated capex

US$ billion	2020E	2021E	Next year’s average
Vale total	5.0	5.0	4.5
Sustaining(4)	4.1	4.1	—
Growth	0.9	0.9	—

(1)  Includes third party purchase, run-of-mine and feed for pelletizing plants.

(2)  Assuming: (i) return of halted operations; (ii) productivity gains; (iii) Fx of BRL 4.00/USD and (iv) others.

(3)  Based on HSFO of US$ 376/t in 2019 and US$ US$ 368/t in 2024 and LSFO of US$ 575/t in 2019 and US$ 537/t in 2024, assuming that vessels equipped with scrubbers will still be allowed to consume high sulphur fuel oil and assuming lower exposure to freight spot market due to the new fleet of Valemax and Guaibamax and other initiatives.

(4)  Includes replacement capex.

Disbursements related to Brumadinho(5)

Vale informs that it has updated its estimates related do Brumadinho and that these must be considered as such:

US$ million(6)	2019E	2020E	2021E	2022E	2023-2031E
Provisions	1,000 – 1,100	1,000 – 1,400	1,050 – 1,450	500 - 900	Up to US$5.4 billion
Incurred expenses	650 - 750	500 - 600	350 - 450	250 - 350	<100/year
Total	1,650 – 1,850	1,500 – 2,000	1,400 – 1,900	750 – 1,250	~8,000

Estimated free cash flow

2022 free cash flow ranging from US$ 7.0 billion to US$ 14.0 billion, depending on the following assumptions: (a) annual average iron ore price ranging from US$ 65/t to US$ 85/t; (b) annual average nickel price ranging from US$ 15,000/t to US$ 20,000/t; (c) Average FX BRL/USD of 4.00 for 2022; (d) US$ 0.7 billion of gold stream in 2022. Free cash flow estimates do not consider dividends, buybacks and bolt-on acquisitions.

Estimated EBITDA

2022 EBITDA ranging from US$ 15.5 billion to US$ 23.5 billion, depending on the following assumptions: (a) annual average iron ore price ranging from US$ 65/t to US$ 85/t; (b) annual average nickel price ranging from US$ 15,000/t to US$ 20,000/t; (c) Average FX BRL/USD of 4.00 for 2022.

Estimated EBITDA breakeven

EBITDA breakeven of US$ 37/t for 2019 and potential variation from US$ 28/t to US$ 30/t in the next years.

Estimated accumulated free cash flow

Accumulated free cash flow from 2020 to 2022 ranging from, approximately, US$ 17 billion to US$ 36 billion, depending on the following assumptions: (a) annual average iron ore price ranging from US$ 65/t to US$ 85/t; (b) annual average nickel price ranging from US$ 15,000/t to US$ 20,000/t; (c) Average FX BRL/USD of 3.92 BRL/USD in 2019 and BRL/USD of 4.00 between 2020 and 2022; (d) includes US$ 6.0 billion of cash surplus in 2019; (e) US$ 0.7 billion of gold stream in 2022; and (f) do not consider dividends, buy-backs and bolt-on acquisition.

(5)  Includes reparation disbursements, incurred expenses in reparation and de-characterization projects.

(6)  Except when indicated.

Estimated cash flow drags reduction

US$ million	2019E	2020E	2021E	2022E
Mozambique and VNC	1,000	680	500	—
Stoppage expenses	900	500	180	—
Samarco(7)	400	900	500	160
MBR (dividends)	200	—	—	—
Others	300	550	50	—

Sustainability targets

Vale is committed to sustainability and informs that it has revised its 2030 sustainability goals for more ambitious goals: (i) 100% self-generation of clean energy globally; (ii) recover and protect 500,000 ha of degraded land beyond our boundaries; and (iii) reduce greenhouse gas emissions aligned with the Paris Agreement and become carbon neutral by 2050.

Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond the control of Vale and, therefore, can be subject to new changes.

Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Instruction CVM number 480 of December 7, 2009, as amended.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

(7)  Includes expenses related to the Renova Foundation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 2, 2019		Director of Investor Relations